UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2019

Commission File Number: 001-35755

URBAN TEA, INC.

(Translation of registrant’s name into English)

Floor 25, No. 36 Middle Wanjiali Road

Xiyingmen Commercial Plaza

Yuhua District, Changsha City, China 410014

Tel: +86 511-8673-3102

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note : Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Results of Operations and Financial Condition

Following are the unaudited financial results for the six months ended December 31, 2018 of Urban Tea, Inc.

URBAN TEA, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Pages

Condensed Consolidated Financial Statements for the Six Months Ended December 31, 2018, 2017 and 2016 (Unaudited)

Condensed Consolidated Balance Sheets as at December 31, 2018 and June 30, 2018	2

Condensed Consolidated Statements of Operations and Comprehensive Loss for the Six Months Ended December 31, 2018, 2017 and 2016	3

Condensed Consolidated Statements of Shareholders’ Equity for the Six Months Ended December 31, 2018 and for the Year Ended June 30, 2018	4

Condensed Consolidated Statements of Cash Flows for the Six Months Ended December 31, 2018, 2017 and 2016	5

Notes to Unaudited Condensed Consolidated Financial Statements	6 to 27

URBAN TEA, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. dollars, except for shares)

	December 31, 2018	June 30, 2018
	(Unaudited)	(Audited)
ASSETS
Cash	$960,993	$-
Trade receivables	4,725	-
Inventories	71,452	-
Other current assets	126,908	-
Assets of disposal group classified as held for sale	54,922,967	67,174,949

Total current assets	56,087,045	67,174,949

Property and equipment, net	151,155	-
Intangible assets	25,951	-
Other noncurrent assets	29,062	-

Total Assets	$56,293,213	$67,174,949

LIABILITIES AND SHAREHOLDERS’ EQUITY
Trade payable	$3,044	$-
Other current liabilities	144,837	-
Warrants liabilities	312,963	312,963
Liabilities directly associated with the assets classified as held for sale	85,097,665	89,669,272

Total Liabilities	85,558,509	89,982,235

Shareholders’ Equity
Ordinary shares, $0.0001 par value share, 150,000,000 shares authorized 15,310,314 and 12,660,314 shares issued and outstanding at December 31, 2018 and June 30, 2018, respectively	$1,531	$1,266
Preferred shares, par value $0.0001 per share, 5,000,000 shares authorized; none issued or outstanding	-	-
Additional paid-in capital	58,685,645	57,187,910
Accumulated deficit	(92,051,996)	(83,279,164)
Accumulated other comprehensive income	4,099,524	3,282,702

Total Shareholders’ Deficit	(29,265,296)	(22,807,286)

Total Liabilities and Shareholders’ Deficit	$56,293,213	$67,174,949

See notes to the unaudited condensed consolidated financial statements

URBAN TEA, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. dollars, except share and per share data)

	For the Six Months Ended December 31,
	2018	2017	2016
	(Unaudited)	(Unaudited)	(Unaudited)

Revenue	$51,189	$-	$-
Cost of revenues	(18,954)	-	-

Gross profit	32,235	-	-

Operating expenses
General and administrative expenses	(320,916)	(872,000)	-

Total operating expenses	(320,916)	(872,000)	-

Interest expenses	366	-	-
Change in fair value of warrants	-	187,799	707,103

Net (loss) income from continuing operations before income taxes	(288,315)	(684,201)	707,103
Income tax expense	-	-	-

Net (loss) income from continuing operations	$(288,315)	$(684,201)	$707,103

Net loss from discontinued operations	(8,484,517)	(12,651,530)	(5,456,328)

Net loss	$(8,772,832)	$(13,335,731)	$(4,749,225)

Other comprehensive income (loss)
Foreign currency translation adjustment	816,822	3,057,536	(3,298,862)

Comprehensive loss	$(7,956,010)	$(10,278,195)	$(8,048,087)

Loss per share- basic and diluted	$(0.66)	$(1.25)	$(0.49)
Net (loss) income per share from continuing operations – basic and diluted	$(0.02)	$(0.06)	$0.07
Net loss per share from discontinued operations – basic and diluted	$(0.64)	$(1.19)	$(0.56)

Weighted Average Shares Outstanding-Basic and Diluted	13,324,716	10,663,556	9,618,852

See notes to the unaudited condensed consolidated financial statements

URBAN TEA, INC.

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’S DEFICIT

(Expressed in U.S. dollars, except share data)

	Share capital		Additional		Accumulated other
	Ordinary		paid-in	Accumulated	comprehensive
	share	Amount	capital	deficit	(loss) income	Total

Balance as of July 1, 2017	11,061,679	$1,106	$55,139,763	$(35,389,829)	$(4,139,390)	$15,611,650
Issuance shares for professional service	800,000	80	871,920	-	-	872,000
Issuance shares for placement	1,798,635	180	1,176,127	-	-	1,176,307
Cancellation for escrow shares	(1,000,000)	(100)	100	-	-	-
Cancellation for dividend payable	-	-	-	35,000,000	-	35,000,000
Net loss for the year	-	-	-	(82,889,335)	-	(82,889,335)
Foreign currency translation adjustment	-	-	-	-	7,422,092	7,422,092

Balance as of June 30, 2018	12,660,314	$1,266	$57,187,910	$(83,279,164)	$3,282,702	$(22,807,286)

Balance as of July 1, 2018	12,660,314	$1,266	$57,187,910	$(83,279,164)	$3,282,702	$(22,807,286)
Issuance shares for professional service	150,000	15	122,985	-	-	123,000
Issuance shares for placement	2,500,000	250	1,374,750	-	-	1,375,000
Net loss for the period	-	-	-	(8,772,832)	-	(8,772,832)
Foreign currency translation adjustment	-	-	-	-	816,822	816,822

Balance as at December 31, 2018	15,310,314	$1,531	$58,685,645	$(92,051,996)	$4,099,524	$(29,265,296)

URBAN TEA, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended December 31,
	2018	2017	2016
	(Unaudited)	(Unaudited)	(Unaudited)
Cash Flows from Operating Activities:
Net loss	$(8,772,832)	$(13,335,731)	$(4,749,225)
Less: net loss from discontinued operations	8,484,517	12,651,530	5,456,328
Net loss from continuing operations	(288,315)	(684,201)	707,103
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Change in fair value of warrants	-	(187,799)	(707,103)
Share based compensation expenses	123,000	872,000	-
Amortization of intangible assets	219	-	-
Changes in assets and liabilities:
Trade receivables	(4,738)	-	-
Inventories	(38,203)	-	-
Other current assets	(65,759)	-	-
Other noncurrent assets	(29,141)	-	-
Trade payable	3,052	-	-
Other current liabilities	148,720	-	-

Net cash used in operating activities from continuing operations	(151,165)	-	-
Net cash provided by (used in) operating activities from discontinued operations	350,515	247,146	(736,004)
Net cash provided by (used in) operating activities	199,350	247,146	(736,004)

Cash Flows from Investing Activities:
Investment in asset acquisition	(240,542)	-	-
Purchases of property and equipment	(9,455)	-	-
Purchases of intangible assets	(26,241)	-	-
Cash in connection with discontinued operations	276,689	(175,302)	(8,536)

Net cash provided by (used in) investing activities from continuing operations	451	(175,302)	(8,536)
Net cash (used in) provided by investing activities from discontinued operations	(501,118)	(1,019,916)	627,448
Net cash (used in) provided by investing activities	(500,667)	(1,195,218)	618,912

Cash Flows from Financing Activities:
Proceeds from private placements	1,375,000	1,176,307	-

Net cash provided by financing activities from continuing operations	1,375,000	1,176,307	-
Net cash used in financing activities from discontinued operations	(123,916)	(238,491)	(215,392)
Net cash provided by (used in) financing activities	1,251,084	937,816	(215,392)

Effect of exchange rate changes on cash and cash equivalents	11,226	10,256	332,484

Increase in cash and cash equivalents	960,993	-	-

Cash and cash equivalents at beginning of period	-	-	-
Cash and cash equivalents at end of period	$960,993	$-	$-

Supplemental disclosures of cash flow information:
Interest paid	$-	$-	$-
Tax paid	$-	$-	$-

Major non-cash transactions:
Issuance shares for professional service	$123,000	$872,000	$-

See notes to the unaudited condensed consolidated financial statements

URBAN TEA, INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2018, 2017 AND 2016

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Urban Tea, Inc., (formerly known as Delta Technology Holdings Limited) (“MYT” or the “the Company”) is a holding company that was incorporated on November 28, 2011, under the laws of the British Virgin Islands. On February 8, 2019, the Company received the stamped Certificate of Change of Name from the British Virgin Islands Registrar of Corporate Affairs dated February 4, 2019 pursuant to which the Company’s name has been changed to “Urban Tea, Inc.” (the “Name Change”). In addition to the Name Change, the Company effectuated a change of its ticker symbol from “DELT” to “MYT,” (the “Symbol Change”) on February 14, 2019. As a result of the Name Change and the Symbol Change, the Company’s CUSIP number changed to G9396G100.

On May 22, 2018, Delta Technology Holdings Limited establish a U.S. subsidiary named as Delta Technology Holdings USA Inc. Delta Technology Holdings USA Inc issued 200 shares without par value to Delta Technology Holdings Limited.

On August 28, 2018, the Company formed NTH Holdings Limited (“NTH BVI”), a wholly owned subsidiary, in British Virgin Island (“BVI”). NTH BVI is authorized to issue a maximum of 50,000 shares of one class, at par value of $1.00 per share.

On September 11, 2018, NTH BVI formed a wholly owned subsidiary, Tea Language Group Limited (“NTH HK”) in Hong Kong. On October 19, 2018, the Company, through NTH HK, established Mingyuntang (Shanghai) Tea Co. Ltd.  (“Shanghai MYT”).

On November 19, 2018, Shanghai MYT entered into a series of VIE agreements with Hunan Mingyuntang Brand Management Company (“Hunan MYT”) and its shareholder Peng Fang. The VIE Agreements are designed to provide Shanghai MYT with the power, rights and obligations equivalent in all material respects to those it would possess as the sole equity holder of Hunan MYT, including absolute control rights and the rights to the management, operations, assets, property and revenue of Hunan MYT. The purpose of the VIE Agreements is solely to give Shanghai MYT the exclusive control over Hunan MYT’s management and operations. Hunan MYT commenced the operation in December 2018, which was specialized in the provision of high-quality tea beverages via a tea shop chain.

VIE AGREEMENTS WITH HUNAN MYT

Material terms of each of the VIE Agreements are described below:

Exclusive Business Cooperation Agreement

Pursuant to the Exclusive Business Cooperation Agreement between Shanghai MYT and Hunan MYT, Shanghai MYT provides Hunan MYT with technical support, consulting services and management services on an exclusive basis, utilizing its advantages in technology, human resources, and information. Additionally, Hunan MYT granted an irrevocable and exclusive option to Shanghai MYT to purchase from Hunan MYT, any or all of Hunan MYT’s assets at the lowest purchase price permitted under the PRC laws. Should Shanghai MYT exercise such option, the parties shall enter into a separate asset transfer or similar agreement. For services rendered to Hunan MYT by Shanghai MYT under this agreement, Shanghai MYT is entitled to collect a service fee calculated based on the time of services rendered multiplied by the corresponding rate, plus amount of the services fees or ratio decided by the board of directors of Shanghai MYT based on the value of services rendered by Shanghai MYT and the actual income of Hunan MYT from time to time, which is substantially equal to all of the net income of Hunan MYT.

The Exclusive Business Cooperation Agreement shall remain in effect for ten years unless it is terminated by Shanghai MYT with 30-day prior written notice. Hunan MYT does not have the right to terminate the agreement unilaterally. Shanghai MYT may unilaterally extend the term of this agreement with prior written notice.

Exclusive Option Agreement

Under the Exclusive Option Agreement, Peng Fang irrevocably granted Shanghai MYT (or its designee) an exclusive option to purchase, to the extent permitted under PRC law, once or at multiple times, at any time, part or all of their equity interests in Hunan MYT. The option price is equal to the capital paid in by Peng Fang subject to any appraisal or restrictions required by applicable PRC laws and regulations.

The agreement remains effective for a term of ten years and may be renewed at Shanghai MYT’s election.

URBAN TEA, INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2018, 2017 AND 2016

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

VIE AGREEMENTS WITH HUNAN MYT (CONTINUED)

Share Pledge Agreement

Under the Share Pledge Agreement among Shanghai MYT, Peng Fang and Hunan MYT, Peng Fang pledged all of his equity interests in Hunan MYT to Shanghai MYT to guarantee the performance of Hunan MYT’s obligations under the Exclusive Business Cooperation Agreement. Under the terms of the agreement, in any event of default, as set forth in the Share Pledge Agreement, including that Hunan MYT or Peng Fang breach their respective contractual obligations under the Exclusive Business Cooperation Agreement, Shanghai MYT, as pledgee, will be entitled to certain rights, including, but not limited to, the right to dispose of the pledged equity interest in accordance with applicable PRC laws. Shanghai MYT shall have the right to collect any and all dividends declared or generated in connection with the equity interest during the term of pledge.

The Share Pledge Agreement shall be effective until all payments due under the Exclusive Business Cooperation Agreement have been paid by Hunan MYT. Shanghai MYT shall cancel or terminate the Share Pledge Agreement upon Hunan MYT’s full payment of fees payable under the Exclusive Business Cooperation Agreement.

Timely Reporting Agreement

To ensure Hunan MYT promptly provides all of the information that Shanghai MYT and the Company need to file various reports with the SEC, a Timely Reporting Agreement was entered between Shanghai MYT and the Company.

Under the Timely Reporting Agreement, Hunan MYT agreed that it is obligated to make its officers and directors available to the Company and promptly provide all information required by the Company so that the Company can file all necessary SEC and other regulatory reports as required.

Although it is not explicitly stipulated in the Timely Reporting Agreement, the parties agreed its term shall be the same as that of the Exclusive Business Cooperation Agreement.

Power of Attorney

Under the Power of Attorney, Peng Fang authorized Shanghai MYT to act on her behalf as her exclusive agent and attorney with respect to all rights as shareholder, including but not limited to: (a) attending shareholders’ meetings; (b) exercising all the shareholder’s rights, including voting, that shareholders are entitled to under the laws of China and the Articles of Association of Hunan MYT, including but not limited to the sale or transfer or pledge or disposition of shares in part or in whole; and (c) designating and appointing on behalf of shareholders the legal representative, the executive director, supervisor, the chief executive officer and other senior management members of Hunan MYT.

Although it is not explicitly stipulated in the Power of Attorney, the term of the Power of Attorney shall be the same as the term of that of the Exclusive Option Agreement.

This Power of Attorney is coupled with an interest and shall be irrevocable and continuously valid from the date of execution of this Power of Attorney, so long as Peng Fang is a shareholder of Company.

The VIE Agreements became effective immediately upon their execution.

DISPOSAL OF ELITE

On February 9, 2019, the Company, Elite Ride Limited (“Elite”), the Company’s wholly owned subsidiary and HG Capital Group Limited, a private limited company duly organized under the laws of Hong Kong (the “Purchaser”) and entered into certain Share Purchase Agreement (the “Purchase Agreement”). Pursuant to the Purchase Agreement, the Purchaser agreed to purchase Elite in exchange for a cash purchase price of $1,750,000 (the “Consideration”). The transaction contemplated by the Purchase Agreement is hereby referred to as the Disposal.

Elite, via its 100% owned subsidiary Delta Advanced Materials Limited, a Hong Kong corporation (“Delta HK”), which, in turn, holds all the equity interests in all the operating subsidiaries in the PRC: Jiangsu Yangtze Delta Fine Chemical Co., Ltd (“Jiangsu Delta”), and Binhai Deda Chemical Co., Ltd (“Binhai Deda”) (collectively, the “PRC Subsidiaries”).

URBAN TEA, INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2018, 2017 AND 2016

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

DISPOSAL OF ELITE (CONTINUED)

Upon closing of the Disposal, the Purchaser became the sole shareholder of Elite and as a result, assumed all assets and obligations of all the subsidiaries and VIE entities owned or controlled by Elite.

Below is the Company’s structure chart after the completion of the Purchase Agreement with HG Capital Group Limited.

URBAN TEA, INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2018, 2017 AND 2016

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation and principle of consolidation

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).  The consolidated financial statements include the financial statements of the Company, and its wholly-owned subsidiaries.  All intercompany accounts, transactions, and profits have been eliminated upon consolidation.

(b)	Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

(c)	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (the “CODM”), which is comprised of certain members of the Company’s management team. Historically, the Company had one single operating and reportable segment, namely the manufacturing and sales of organic compounds segment. During the six ended December 31, 2018, the Company controlled Hunan MYT through a series VIE agreements and evaluated how the CODM manages the businesses of the Company to maximize efficiency in allocating resources and assessing performance. Consequently, the Company had two operating and reportable segments.

However, due to changes in our organizational structure associated with the manufacturing and sales of organic compounds segment as a discontinued operation (Note 2(s)), management has determined that the Company now operates in one operating segment with one reporting segment. The accounting policies of our one reportable segment are the same as those described in this Note 2.

(d)	Foreign currency translation

The Company’s financial statements are presented in the U.S. dollar ($), which is the Company’s reporting currency and functional currency. The Company’s subsidiaries in the PRC use Renminbi (“RMB”) as their functional currencies. Transactions in foreign currencies are initially recorded at the functional currency rate ruling at the date of transaction. Any differences between the initially recorded amount and the settlement amount are recorded as a gain or loss on foreign currency transaction in the consolidated statements of income. Monetary assets and liabilities denominated in foreign currency are translated at the functional currency rate of exchange ruling at the balance sheet date. Any differences are taken to profit or loss as a gain or loss on foreign currency translation in the statements of income.

In accordance with ASC 830, Foreign Currency Matters, the Company translated the assets and liabilities into U.S. dollar using the rate of exchange prevailing at the applicable balance sheet date and the statements of income and cash flows are translated at an average rate during the reporting period.  Adjustments resulting from the translation are recorded in shareholders’ equity as part of accumulated other comprehensive income.

URBAN TEA, INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2018, 2017 AND 2016

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(e)	Fair value measurement

The Company has adopted ASC Topic 820, Fair Value Measurement and Disclosure, which defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. It does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. It establishes a three-level valuation hierarchy of valuation techniques based on observable and unobservable inputs, which may be used to measure fair value and include the following:

Level 1	–	Quoted prices in active markets for identical assets or liabilities.
Level 2	–	Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3	–	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Classification within the hierarchy is determined based on the lowest level of input that is significant to the fair value measurement. The carrying value of financial items of the Company including cash and cash equivalents, trade receivables, other receivables, trade payables and other payables approximate their fair values due to their short-term nature and are classified within Level 1 of the fair value hierarchy.

(f)	Cash and cash equivalents

Cash and cash equivalents consist of bank deposits with original maturities of three months or less, which are unrestricted as to withdrawal and use the Company maintained accounts at banks.

(g)	Trade receivables

Trade receivables are recorded at the invoiced amount and do not bear interest. The Company extends unsecured credit to its customers in the ordinary course of business but mitigates the associated risks by performing credit checks and actively pursuing past due accounts. An allowance for doubtful accounts is established and recorded based on management’s assessment of potential losses based on the credit history and relationships with the customers. Management reviews its receivables on a regular basis to determine if bad debt allowance is adequate, and adjusts the allowance when necessary. Delinquent account balances are written-off against allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

The Company considered the amounts of receivables in dispute and believes an allowance for these receivables were not necessary as at December 31, 2018.

(h)	Inventories

Inventories are carried at the lower of cost and net realizable value, as determined using the weighted average cost method. Management compares the cost of inventories with the net realizable value and if applicable, an allowance is made for writing down the inventory to its net realizable value, if lower than cost. On an ongoing basis, inventories are reviewed for potential write-down for estimated obsolescence or unmarketable inventories which equals the difference between the costs of inventories and the estimated net realizable value based upon forecasts for future demand and market conditions. When inventories are written-down to the lower of cost or net realizable value, it is not marked up subsequently based on changes in underlying facts and circumstances.

URBAN TEA, INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2018, 2017 AND 2016

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(i)	Property and equipment

Property, plant and equipment are recorded at cost. The cost of an item of property and equipment initially recognized includes its purchase price and any cost that is directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating the manner intended by management. Significant additions or improvements extending useful lives of assets are capitalized. Maintenance and repairs are charged to expense as incurred. Depreciation is computed using the straight-line method with residual value rate of 5% over the estimated useful lives as follows:

Electronic equipment	3 years

The Company reviews property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Costs of repairs and maintenance are expensed as incurred and asset improvements are capitalized. The cost and related accumulated depreciation of assets disposed of or retired are removed from the accounts, and any resulting gain or loss is reflected in the consolidated statements of operations.

(j)	Impairment of long-lived assets

The Company reviews long-lived assets for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Long-lived assets are reviewed for recoverability at the lowest level in which there are identifiable cash flows, usually at the store level. The carrying amount of a long-lived asset is not considered recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use of the asset. If the asset is determined not to be recoverable, then it is considered to be impaired and the impairment to be recognized is the amount by which the carrying amount of the asset exceeds the fair value of the asset, determined using discounted cash flow valuation techniques, as defined in ASC 360, Property, Plant, and Equipment.

The Company determined the sum of the undiscounted cash flows expected to result from the use of the asset by projecting future revenue and operating expense for each store under consideration for impairment. The estimates of future cash flows involve management judgment and are based upon assumptions about expected future operating performance. The actual cash flows could differ from management’s estimates due to changes in business conditions, operating performance and economic conditions.

The Company’s evaluation resulted in no long-lived asset impairment charges during the six months ended December 31, 2018, 2017 and 2016.

(k)	Revenue recognition

The Company adopted ASC 606, Revenue from Contracts with Customers (“ASC 606”) beginning on July 1, 2018 using the modified retrospective approach. ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

The Company has assessed the impact of the guidance by reviewing its existing customer contracts and current accounting policies and practices to identify differences that will result from applying the new requirements, including the evaluation of its performance obligations, transaction price, customer payments, transfer of control and principal versus agent considerations. Based on the assessment, the Company concluded that there was no change to the timing and pattern of revenue recognition for its current revenue streams in scope of ASC 606 and therefore there was no material changes to the Company’s consolidated financial statements upon adoption of ASC 606.

During the six months ended December 31, 2018, the Company generated revenues primarily from sales of tea beverages in its six tea shop chains and sales of other products. Revenues are recognized upon goods were delivered to the customers when control of products are sold to the customers.

URBAN TEA, INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2018, 2017 AND 2016

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(l)	Advertising expenses

Advertising expenses are expensed as incurred. The advertising expenses were not material for the six months ended June 30, 2018, 2017 and 2016.

(m)	Income taxes

The Company accounts for income taxes in accordance with the U.S. GAAP for income taxes. Under the asset and liability method as required by this accounting standard, the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between the income tax basis and financial reporting basis of assets and liabilities. Provision for income taxes consists of taxes currently due plus deferred taxes.

The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis. Deferred tax assets are recognized to the extent that it is probable that taxable income to be utilized with prior net operating loss carried forward. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Company did not have unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit as of December 31, 2018 and June 30, 2018. As of December 31, 2018, income tax returns for the tax year ended December 31, 2018 remain open for statutory examination by PRC tax authorities.

(n)	Loss per share

Basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period. Diluted loss per share is the same as basic loss per share due to the lack of dilutive items in the Company for the six months ended December 31, 2018, 2017 and 2016. The number of warrants is omitted excluded from the computation as the anti-dilutive effect.

(o)	Comprehensive loss

Comprehensive loss includes net loss and other comprehensive foreign currency adjustments income. Comprehensive loss is reported in the statements of operations and comprehensive loss.

Accumulated other comprehensive income, as presented on the balance sheets are the cumulative foreign currency translation adjustments.

URBAN TEA, INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2018, 2017 AND 2016

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(p)	Commitments and contingencies

In the normal course of business, the Company is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, government investigations and tax matters. In accordance with ASC No. 450 Subtopic 20, “Loss Contingencies”, the Company records accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated.

(q)	Share-based payments

Goods and services received or acquired in an equity-settled share based payment transaction, which do not qualify for recognition as assets, are recognized as expenses with a corresponding increase in equity. The Company measures the goods and services received at fair value of the goods and services received, unless that fair value cannot be estimated reliably.

(r)	Leases

The Company accounts for its leases under the provisions of ASC 840, Leases. Certain of the Company’s operating leases provide for minimum annual payments that change over the life of the lease. The aggregate minimum annual payments are expensed on the straight-line basis over the minimum lease term. The Company recognizes a deferred rent liability for minimum step rents when the amount of rent expense exceeds the actual lease payments and it reduces the deferred rent liability when the actual lease payments exceeds the amount of straight-line rent expense. Rent holidays and tenant improvement allowances for store remodels are amortized on the straight-line basis over the initial term of the lease and any option period that is reasonably assured of being exercised.

(s)	Discontinued operation

In accordance with ASU No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, a disposal of a component of an entity or a group of components of an entity is required to be reported as discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the components of an entity meets the criteria in paragraph 205-20-45-1E to be classified as held for sale. When all of the criteria to be classified as held for sale are met, including management, having the authority to approve the action, commits to a plan to sell the entity, the major current assets, other assets, current liabilities, and noncurrent liabilities shall be reported as components of total assets and liabilities separate from those balances of the continuing operations. At the same time, the results of all discontinued operations, less applicable income taxes (benefit), shall be reported as components of net income (loss) separate from the net income (loss) of continuing operations in accordance with ASC 205-20-45.

The Company disposed of its manufacturing and sales of organic compounds segment in February 2019, which met all the conditions required in order to be classified as a discontinued operation (Note 1). Accordingly, the financial position of the manufacturing and sales of organic compounds segment was reported as assets/liabilities held for sale, and the operating results of manufacturing and sales of organic compounds segment are reported as an income from discontinued operations in the accompanying unaudited condensed consolidated financial statements for the six months ended December 31, 2018, 2017 and 2016. For additional information, see Note 6, “Disposal of ELITE”.

(t)	Asset acquisition

The Company measures and recognizes asset acquisitions that are not deemed to be business combinations based on the cost to acquire the assets, which includes transaction costs. Goodwill is not recognized in asset acquisitions. In an asset acquisition, the cost allocated to transfer costs of ownership of tea shops is charged to general and administrative expenses at the acquisition date.

URBAN TEA, INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2018, 2017 AND 2016

3.	GOING CONCERN

As shown in the accompanying unaudited condensed consolidated financial statements, the Company has generated a net loss of $8,772,832 for the six months ended December 31, 2018 and an accumulated deficit of $92,051,996 as of December 31, 2018. The Company will need to raise capital to fund its operations until it is able to generate sufficient revenue to support the future development. Moreover, the Company may be continuously raising capital through the sale of debt and equity securities.

The Company’s ability to achieve these objectives cannot be determined at this stage. If the Company is unsuccessful in its endeavors, it may be forced to cease operations. These consolidated financial statements do not include any adjustments that might result from this uncertainty which may include adjustments relating to the recoverability and classification of recorded asset amounts, or amounts and classifications of liabilities that might be necessary should the Company be unable to continue as a going concern.

These factors have raised substantial doubt about the Company’s ability to continue as a going concern. There can be no assurances that the Company will be able to obtain adequate financing or achieve profitability. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

4.	VARIABLE INTEREST ENTITIES AND OTHER CONSOLIDATION MATTERS

As a result of Purchase Agreements into which the Company and HG Capital Group Limited entered on February 9, 2019, the Company had Hunan MYT as its only one VIE as of December 31, 2018.

On November 19, 2018, Shanghai MYT entered into VIE Agreements with Hunan MYT. The key terms of these VIE Agreements are summarized in “Note 1 - Organization and Nature of Operation” above.

VIE is an entity that have either a total equity investment that is insufficient to permit the entity to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest, such as through voting rights, right to receive the expected residual returns of the entity or obligation to absorb the expected losses of the entity. The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary and must consolidate the VIE. Shanghai MYT is deemed to have a controlling financial interest and be the primary beneficiary of Hunan MYT, because it has both of the following characteristics:

1.	power to direct activities of a VIE that most significantly impact the entity’s economic performance, and

2.	obligation to absorb losses of the entity that could potentially be significant to the VIE or right to receive benefits from the entity that could potentially be significant to the VIE.

Pursuant to the VIE Agreements, Hunan MYT pays service fees equal to all of its net income to Shanghai MYT. At the same time, Shanghai MYT is entitled to receive all of expected residual returns. The VIE Agreements are designed so that Hunan MYT operates for the benefit of the Company. Accordingly, the accounts of Hunan MYT are consolidated in the accompanying financial statements pursuant to ASC 810-10, Consolidation. In addition, their financial positions and results of operations are included in the Company’s unaudited condensed consolidated financial statements.

In addition, as all of these VIE agreements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC, they would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could further limit the Company’s ability to enforce these VIE agreements. Furthermore, these contracts may not be enforceable in China if PRC government authorities or courts take a view that such contracts contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event the Company is unable to enforce these VIE agreements, it may not be able to exert effective control over Hunan MYT and its ability to conduct its business may be materially and adversely affected.

All of the Company’s main current operations are conducted through Hunan MYT from December 2018. Current regulations in China permit Hunan MYT to pay dividends to the Company only out of its accumulated distributable profits, if any, determined in accordance with their articles of association and PRC accounting standards and regulations. The ability of Hunan MYT to make dividends and other payments to the Company may be restricted by factors including changes in applicable foreign exchange and other laws and regulations.

URBAN TEA, INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2018, 2017 AND 2016

4.	VARIABLE INTEREST ENTITIES AND OTHER CONSOLIDATION MATTERS (CONTINUED)

The following financial statement balances and amounts only reflect the financial position and financial performances of Hunan MYT, which were included in the consolidated financial statements as of December 31, 2018 and June 30, 2018:

	December 31,	June 30,
	2018	2018
	(Unaudited)
Cash	$874,155	$-
Other current assets	203,085	-
Total noncurrent assets	206,168	-
Total Assets	$1,283,408	$-

Total Liabilities	$147,881	$-

	For the Six Months Ended December 31,
	2018	2017	2016
	(Unaudited)	(Unaudited)	(Unaudited)

Revenue	$51,189	$-	$-
Net loss	$(152,215)	$-	$-

5.	RISKS

(a)	Credit risk

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents. The maximum exposure of such assets to credit risk is their carrying amount as at the balance sheet dates. As of December 31, 2018, approximately $86,838 was deposited with a bank in the United States which was insured by the government up to $250,000. As of December 31, 2018, approximately $874,155 was primarily deposited in financial institutions located in Mainland China, which were uninsured by the government authority. To limit exposure to credit risk relating to deposits, the Company primarily place cash deposits with large financial institutions in China which management believes are of high credit quality.

The Company’s operations are carried out in Mainland China. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC as well as by the general state of the PRC’s economy. In addition, the Company’s business may be influenced by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, rates and methods of taxation, and the extraction of mining resources, among other factors.

(b)	Liquidity risk

The Company is also exposed to liquidity risk which is risk that it is unable to provide sufficient capital resources and liquidity to meet its commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, the Company will turn to other financial institutions and the owners to obtain short-term funding to meet the liquidity shortage.

URBAN TEA, INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2018, 2017 AND 2016

5.	RISKS (CONTINUED)

(c)	Foreign currency risk

Substantially all of the Company’s operating activities and the Company’s major assets and liabilities are denominated in RMB, except for the cash deposit of approximately $55,907 which was in U.S. dollars as of March 31, 2019, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the Peoples’ Bank of China (“PBOC”) or other authorized financial institutions at exchange rates quoted by PBOC. Approval of foreign currency payments by the PBOC or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Where there is a significant change in value of RMB, the gains and losses resulting from translation of financial statements of a foreign subsidiary will be significant affected.

(d)	VIE risk

It is possible that the VIE Agreements among Shanghai MYT, Hunan MYT, and the Hunan MYT Shareholders would not be enforceable in China if PRC government authorities or courts were to find that such contracts contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event that the Company were unable to enforce these contractual arrangements, the Company would not be able to exert effective control over the VIE. Consequently, the VIE’s results of operations, assets and liabilities would not be included in the Company’s consolidated financial statements. If such were the case, the Company’s cash flows, financial position, and operating performance would be materially adversely affected. The Company’s contractual arrangements with Shanghai MYT, Hunan MYT, and the Hunan MYT Shareholders are approved and in place. Management believes that such contracts are enforceable, and considers the possibility remote that PRC regulatory authorities with jurisdiction over the Company’s operations and contractual relationships would find the contracts to be unenforceable.

The Company’s operations and businesses rely on the operations and businesses of Hunan MYT, the VIE of the Company, which holds certain recognized revenue-producing assets including the luxury used cars. The VIE also has an assembled workforce, focused primarily on promotion and marketing, whose costs are expensed as incurred. The Company’s operations and businesses may be adversely impacted if the Company loses the ability to use and enjoy assets held by its VIE.

URBAN TEA, INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2018, 2017 AND 2016

6.	DISPOSAL OF ELITE

On February 9, 2019, the Company, Elite Ride Limited (“Elite”), the Company’s wholly owned subsidiary and HG Capital Group Limited, a private limited company duly organized under the laws of Hong Kong (the “Purchaser”) and entered into certain Share Purchase Agreement (the “Purchase Agreement”). Pursuant to the Purchase Agreement, the Purchaser agreed to purchase Elite in exchange of cash purchase price of $1,750,000 (the “Consideration”). The transaction contemplated by the Purchase Agreement is hereby referred as the Disposal.

Elite, via its 100% owned subsidiary Delta Advanced Materials Limited, a Hong Kong corporation (“Delta HK”), which, in turn, holds all the equity interests in all the operating subsidiaries in the PRC: Jiangsu Yangtze Delta Fine Chemical Co., Ltd (“Jiangsu Delta”), and Binhai Deda Chemical Co., Ltd (“Binhai Deda”) (collectively, the “PRC Subsidiaries”).

On April 13, 2019, the parties completed all the share transfer registration procedure as required by the laws of British Virgin Islands and all the other closing conditions have been satisfied, as a result, the Disposal contemplated by the Purchase Agreement is completed. Upon completion of the Disposal, the Purchaser became the sole shareholder of Elite and as a result, assumed all assets and obligations of all the subsidiaries and VIE entities owned or controlled by Elite. Upon the closing of the transaction, the Company does not bear any contractual commitment or obligation to the microcredit business or the employees of Elite and its subsidiaries and VIEs, nor to the Purchaser.

On March 29, 2019, management was authorized to approve and commit to a plan to sell ELITE, therefore the major assets and liabilities relevant to the disposal are reported as components of total assets and liabilities separate from those balances of the continuing operations. At the same time, the results of all discontinued operations, less applicable income taxes, are reported as components of net (loss) income separate from the net loss of continuing operations in accordance with ASC 205-20-45.

In accordance with ASU No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, a disposal of a component of an entity or a group of components of an entity is required to be reported as discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the components of an entity meets the criteria in paragraph 205-20-45-1E to be classified as held for sale. When all of the criteria to be classified as held for sale are met, including management, having the authority to approve the action, commits to a plan to sell the entity, the major current assets, other assets, current liabilities, and noncurrent liabilities shall be reported as components of total assets and liabilities separate from those balances of the continuing operations. At the same time, the results of all discontinued operations, less applicable income taxes (benefit), shall be reported as components of net income (loss) separate from the net income (loss) of continuing operations in accordance with ASC 205-20-45.

The following table summarizes the carrying amount of major assets and liabilities the Company transferred to the Purchaser as of December 31, 2018 and June 30, 2018.

	December 31, 2018	June 30, 2018
Assets of disposal group classified as held for sale:	(Unaudited)	(Audited)

Cash and cash equivalents	$742,018	$1,018,708
Trade and other receivables	5,784,946	14,007,127
Inventories	4,594,372	5,067,731
Property, plant and equipment, net	41,316,948	44,346,646
Other noncurrent assets	2,484,683	2,734,737
	$54,922,967	$67,174,949
Liabilities directly associated with the assets classified as held for sale:
Trade and other payables	19,632,157	21,468,563
Bank borrowings and other loans	64,670,581	67,336,545
Other liabilities	794,927	864,164
	$85,097,665	$89,669,272

URBAN TEA, INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2018, 2017 AND 2016

6.	DISPOSAL OF ELITE (CONTINUED)

The following is a reconciliation of the amounts of major classes of income from operations classified as discontinued operations in the condensed consolidated statements of operations and comprehensive loss for the six months ended December 31, 2018, 2017 and 2016:

	For the Six Months Ended December 31,
	2018	2017	2016
	(Unaudited)	(Unaudited)	(Unaudited)
Discontinued Operations:
Revenue	$13,405,384	$25,407,996	$30,216,911
Cost of revenues	(13,530,017)	(23,608,401)	(28,582,737)
Selling expenses	(994,608)	(1,227,234)	(465,463)
General and administrative expenses	(1,242,138)	(1,178,922)	(5,459,470)
Allowance for doubtful accounts and obsolescence stock	(6,015,613)	(11,115,060)	-
Other expenses, net	(107,525)	(929,909)	(1,270,095)
Income tax benefits	-	-	104,526
Net loss from discontinued operations	$(8,484,517)	$(12,651,530)	$(5,456,328)

7.	ASSET ACQUISITION

In November 2018, Hunan MYT entered into an Asset Purchase Agreement with Your Ladyship Tea Beverage Co., Ltd. (“Your Ladyship Tea”) to acquire assets, including inventories, property and equipment, tea shop rental contracts, related to three tea shops. The total cash consideration was $328,570. As of December 31, 2018, the Company made consideration of 239,885 with remaining balance of $88,685 settled in January 2019. There were no material direct transaction costs related to the transaction.

In allocating the purchase price, the Company recorded all assets acquired and liabilities assumed at fair value. As the acquisition did not meet the definition of a business combination under FASB ASC Topic 805, Business Combinations, the Company accounted for the transaction as an asset acquisition. In an asset acquisition, goodwill is not recognized, but rather any excess consideration transferred over the fair value of the net assets acquired is allocated on a relative fair value basis to the identifiable net assets.

The Company determined the estimated fair values using Level 3 inputs after review and consideration of relevant information, including quoted market prices and estimates made by management. The inventory was valued using the comparative sales method and the property and equipment and rental contracts were valued using the cost approach. Based on the fair value analysis of the net assets acquired, the fair value of assets acquired are as follows:

Fair value of assets acquired
(Unaudited)
Inventories	$42,645
Property and equipment, net	141,726
Teashop rental contracts	61,329
Transfer costs*	82,870
$328,570

*	the transfer cost was charged to expenses at the acquisition date.

URBAN TEA, INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2018, 2017 AND 2016

8.	INVENTORIES

Inventories consisted of the following:

	December 31, 2018	June 30, 2018
	(Unaudited)	(Audited)
Raw materials	$33,353	$-
Packaging and other supplies	16,824	-
Other merchant products	21,275	-

	$71,452	$-
Less: provision	-	-

	$71,452	$-

9.	OTHER CURRENT ASSETS

Other current assets consisted of the following:

	December 31, 2018	June 30, 2018
	(Unaudited)	(Audited)
Prepaid rental expenses	$56,140	$-
Due from a third party	39,310	-
Deposits	18,349	-
Others	13,109	-

	$126,908	$-

Due from a third party

The balance due from a third party represented the sales amount received by a shopping mall in which one tea shop is located. The balance is due on demand.

10.	PROPERTY AND EQUIPMENT, NET

The property and equipment consisted of electronic equipment.

	December 31, 2018	June 30, 2018
	(Unaudited)	(Audited)
Electronic equipment	$9,429	$-
Leasehold improvements	141,726	-
Less: accumulated depreciation	-	-

	$151,155	$-

The Company depreciated property and equipment from the next month to when the assets was available for use. For the six months ended December 31, 2018, the Company acquired its property and equipment in December. Thus, the Company did not accrued depreciation expenses for the six months ended December 31, 2018.

URBAN TEA, INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2018, 2017 AND 2016

11.	OTHER CURRENT LIABILITIES

	December 31, 2018	June 30, 2018
	(Unaudited)	(Audited)
Payable for asset acquisition	$88,685	$-
Accrued payroll and welfare	41,368	-
Other tax payable	1,723
Others	13,061	-

	$144,837	$-

Payable for asset acquisition

In November 2018, Hunan MYT entered into an Asset Purchase Agreement with Your Ladyship Tea to acquire assets, including inventories, property and equipment, tea shop rental contracts, related to three tea shops. The total cash consideration was $328,570. As of December 31, 2018, the Company made consideration of 239,885 with remaining balance of $88,685 settled in January 2019.

12.	EQUITY

Common Stock

The Company is authorized to issue up to 100,000,000 shares of Common Stock.

As of December 31, 2018, there were 12,660,314 shares of common stock issued and outstanding.

On July 3, 2018, the Company issued 100,000 incentive shares to Long Yi, the Chief Executive Officer, and 50,000 shares to Wenyuan Zhang, the Secretary of the Board, under the Company’s 2018 Equity Incentive Plan. The fair value of the services provided by Long Yi and Wenyuan Zhang was in in the total amount of US$123,000, at a per share price at the market price of the issuance date.

On September 18, 2018, the Company entered into certain securities purchase agreement with certain non-affiliate “non-U.S. Persons” as defined in Regulation S of the Securities Act of 1933, as amended (the “Securities Act”) pursuant to which the Company agreed to offer and sell up to 2,500,000 of its ordinary shares, par value $0.0001 per share, at a per share purchase price of $0.55.

As of December 31, 2018 and June 30, 2018, the Company had 15,310,314 shares and 12,660,314 shares issued and outstanding, respectively.

URBAN TEA, INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2018, 2017 AND 2016

12.	EQUITY (CONTINUED)

Warrants

On December 21, 2012, the company issued 4,000,000 public warrants to the shareholder in connection with the Public Offering. Each class A share will be entitled to one public warrant. Each public warrant entitles the holders to purchase from the Company one ordinary shares at an exercise price of $10.00 commencing on the later of (a) December 18, 2013 and (b) the consolidation of each series of the Company’s ordinary shares into one class of ordinary shares and will expire on the earlier of December 18, 2017 and the date of the Company’s dissolution and liquidation of the Trust Account, unless such public warrant are earlier redeemed.

The public warrants may be redeemed by the Company at a price of $0.01 per public warrant in whole but not in part upon 30 days prior written notice after the public warrants become exercisable, only in the event that the last sale price of the ordinary shares is at least $15.00 per share for any 20 trading days within a 30 trading days period ending on the third business day prior to the date on which notice of redemption is given. In the event that there is no effective registration statement or prospectus covering the ordinary shares issuable upon exercise of the public warrants, holders of the public warrants may elect to exercise them on a cashless basis by paying the exercise price by surrendering their public warrants for that number of ordinary shares equal to the quotient obtained by dividing (x) the product of the number of shares underlying the redeemable warrants, multiplied by the difference between the exercise price of the public warrants and the “fair market value” by (y) the fair market value. The “fair market value” means the average reported last sale price of our ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the public warrants notice is sent to the warrant agent. The Company would receive additional proceeds to the extent the redeemable warrants are exercised on a cashless basis.

In connection with the Private Placement, on December 21, 2012, the founders (CIS Acquisition Holding Co Ltd) and certain of their designees purchased 4,500,000 warrants (the “Placement Warrants”) at a price of $0.75 per warrants for an aggregate purchase price of $3,375,000. The Placement warrants are identical to the public warrants, except that the Placement warrants are (i) subject to certain transfer restrictions described below, (ii) cannot be redeemed by the Company, and (iii) may be exercised during the applicable exercise period, on a for cash or cashless basis, at any time after the consolidation of each series of the Company’s ordinary shares into one class of ordinary shares after consummation of an Acquisition Transaction or post-acquisition tender offer, as the case may be, even if there is not an effective registration statement relating to the shares underlying the Placement warrants, so long as such warrants are held by the founders or their designees, or their affiliates. Notwithstanding the foregoing, if the Placement warrants are held by the holders other than the founders or their permitted transferees, the Placement warrants will only be exercisable by the holders on the same basis as the public warrants included in the units being sold in the Public offering. As at December 18, 2017, all the Public warrants were expired.

On November 21, 2017, the company issued 359,727 warrants to the shareholder in connection with a private placement offering of 1,798,635 ordinary shares. The warrant has an exercise price of $1.31 per share and is exercisable for five years from the date of issuance.

As at December 31, 2018, there were 359,727 warrants outstanding. The fair value of the warrants is $312,962.

URBAN TEA, INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2018, 2017 AND 2016

13.	LOSS PER SHARE

The following table sets forth the computation of basic and diluted loss per common share for the six months ended December 31, 2018, 2017 and 2016, respectively:

	For the Six Months Ended December 31,
	2018	2017	2016
	(Unaudited)	(Unaudited)	(Unaudited)

Net loss	$(8,772,832)	$(13,335,731)	$(4,749,225)

Weighted Average Shares Outstanding-Basic and Diluted	13,324,716	10,663,556	9,618,852

Loss per share- basic and diluted	$(0.66)	$(1.25)	$(0.49)
Net (loss) income per share from continuing operations – basic and diluted	$(0.02)	$(0.06)	$0.07
Net loss per share from discontinued operations – basic and diluted	$(0.64)	$(1.19)	$(0.56)

Basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period. Diluted loss per share is the same as basic loss per share due to the lack of dilutive items in the Company for the six months ended December 31, 2018, 2017 and 2016. The number of warrants is excluded from the computation as the anti-dilutive effect.

URBAN TEA, INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2018, 2017 AND 2016

14.	INCOME TAXES

Effective January 1, 2008, the New Taxation Law of PRC stipulates that domestic enterprises and foreign invested enterprises (the “FIEs”) are subject to a uniform tax rate of 25%. Under the PRC tax law, companies are required to make quarterly estimate payments based on 25% tax rate; companies that received preferential tax rates are also required to use a 25% tax rate for their installment tax payments. The overpayment, however, will not be refunded and can only be used to offset future tax liabilities.

The Company evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. For the six months ended December 31, 2018, 2017 and 2016, the Company had no unrecognized tax benefits. Due to uncertainties surrounding future utilization, the Company estimates there will not be sufficient future income to realize the deferred tax assets. The Company maintains a full valuation allowance on its net deferred tax assets as of December 31, 2018.

The Company does not anticipate any significant increase to its liability for unrecognized tax benefit within the next 12 months. The Company will classify interest and penalties related to income tax matters, if any, in income tax expense.

The Company does not have any current and deferred tax expenses for the six months ended December 31, 2018, 2017 and 2016.

The Company accounts for uncertainty in income taxes using a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. Interest and penalties related to uncertain tax positions are recognized and recorded as necessary in the provision for income taxes. The Company is subject to income taxes in the PRC. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB 100,000. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. There were no uncertain tax positions as of December 31, 2018 and June 30, 2018 and the Company does not believe that its unrecognized tax benefits will change over the next twelve months.

15.	RELATED PARTY TRANSACTIONS AND BALANCES

As of December 31, 2018 and June 30, 2018, the Company had no balances due from or due to related parties.

During the six months ended December 31, 2018, 2017 and 2016, the Company did not incur significant related party transactions.

URBAN TEA, INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2018, 2017 AND 2016

16.	COMMITMENTS AND CONTINGENCIES

1)	Lease Commitments

During the six months ended December 31, 2018, we entered into six lease agreements with various lessors for the lease of office spaces and three tea shops. As of December 31, 2018, we had six office lease agreements with an aggregated monthly rental fee of $19,026 which expires during June 2019 through November 2024.

The following table sets forth the Company’s contractual obligations as of December 31, 2018 in future periods:

Rental payments

Year ending December 31, 2019	$217,363
Year ending December 31, 2020	184,790
Year ending December 31, 2021	162,010
Year ending December 31, 2022	153,045
Year ending December 31, 2023 and thereafter	160,693
Total	$877,901

Rent expense for the six months ended December 31, 2018, 2017 and 2016 was $30,613, $0 and $0, respectively.

17.	NASDAQ NOTIFICATION ON REGAIN OF COMPLIANCE

On September 14, 2018, the Company received a notification letter from the Nasdaq Listing Qualifications Staff of The NASDAQ Stock Market LLC (“Nasdaq”) notifying the Company that the minimum bid price per share for its common shares has been below $1.00 for a period of 30 consecutive business days and the Company therefore no longer meets the minimum bid price requirements set forth in Nasdaq Listing Rule 5550(a)(2).

The notification received has no immediate effect on the listing of the Company’s common stock on Nasdaq. Under the Nasdaq Listing Rules, the Company has until March 13, 2019 to regain compliance. If at any time during such 180-day period the closing bid price of the Company’s common shares is at least $1 for a minimum of 10 consecutive business days, Nasdaq will provide the Company written confirmation of compliance.

On February 20, 2019, the Company received a notification letter (from Nasdaq notifying the Company that the Company will be granted an extension until April 15, 2019 to regain compliance with Nasdaq Listing Rule 5550(b) (“Rule”), which required the Company to maintain either a minimum of $2,500,000 in shareholders’ equity or $35,000,000 market value of listed securities or $500,000 of net income from continuing operations for the most recently completed fiscal year or two of the three most recently completed fiscal years.

The Notification stated that the Company must complete the disposition of its specialty chemical business on or before April 15, 2019, and demonstrate compliance through the filing of its Form 6-K.

On March 29, 2019, the shareholders of the Company approved and adopted the SPA and related transactions providing for the disposition by the Company of 100% of the outstanding capital stock of Elite Ride Limited, the Company’s wholly owned subsidiary and a business company incorporated in the British Virgin Islands with limited liability, to HG Capital Group Limited, in exchange for $1,750,000.

On April 13, 2019, the Company received the consideration, the necessary registration with HG Capital Group Limited received the stock certificate representing all the issued and outstanding shares of Elite and other closing conditions for the Disposal were completed, including receipt of the fairness opinion. As such the Disposal completed on such date. Our current business solely consists of the specialty tea product distribution and retail business as outlined above.

As of the date of the report, the Company believes it has regained compliance with the Rule. Nasdaq advised us it would continue to monitor the Company’s ongoing compliance with the stockholders’ equity requirement for ongoing compliance.

URBAN TEA, INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2018, 2017 AND 2016

18.	PARENT-ONLY FINANCIALS

URBAN TEA, INC.

CONDENSED BALANCE SHEETS

	December 31,	June 30,
	2018	2018
	(Unaudited)	(Audited)
ASSETS
Cash	$86,383	$-
Due from VIE	1,275,062	-

Total current assets	1,361,445	-

Investment in subsidiaries	-	-

Total Assets	$1,361,445	$-

LIABILITIES AND SHAREHOLDERS’ EQUITY
Other current liabilities	$312,692	$312,692

Total Liabilities	312,692	312,692

Shareholders’ Equity
Ordinary shares, $0.0001 par value share, 150,000,000 shares authorized 15,310,314 and 12,660,314 shares issued and outstanding at December 31, 2018 and June 30, 2018, respectively	$1,531	$1,266
Preferred shares, par value $0.0001 per share, 5,000,000 shares authorized; none issued or outstanding	-	-
Additional paid-in capital	88,999,694	72,502,004
Accumulated deficit	(92,051,996)	(76,098,664)
Accumulated other comprehensive income	4,099,524	3,282,702

Total Shareholders’ Deficit	1,048,753	(312,692)

Total Liabilities and Shareholders’ Deficit	$1,361,445	$-

URBAN TEA, INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2018, 2017 AND 2016

18.	PARENT-ONLY FINANCIALS (CONTINUED)

URBAN TEA, INC.

CONDENSED STATEMENTS OF OPERATIONS

	For the Six Months Ended December 31,
	2018	2017	2016
	(Unaudited)	(Unaudited)	(Unaudited)

General and administrative expenses	$(320,916)	$(872,000)	$-
Change in fair value of warrants	-	187,799	707,103
Equity loss in subsidiaries	(8,636,732)	(12,651,530)	(5,456,328)

Net loss	$(8,772,832)	$(13,335,731)	$(4,749,225)

Other comprehensive income (loss)
Foreign currency translation adjustment	816,822	3,057,536	(3,298,862)

Comprehensive loss	$(7,956,010)	$(10,278,195)	$(8,048,087)

URBAN TEA, INC.

CONDENSED STATEMENTS OF CASH FLOWS

	For the Six Months Ended December 31,
	2018	2017	2016
	(Unaudited)	(Unaudited)	(Unaudited)
Cash Flows from Operating Activities:
Net loss	$(8,772,832)	$(13,335,731)	$(4,749,225)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Change in fair value of warrants	-	(187,799)	(707,103)
Share based compensation expenses	123,000	872,000	-
Equity loss in subsidiaries	8,636,732	12,651,530	5,456,328

Net cash used in operating activities	(13,100)	-	-

Cash Flows from Investing Activities:
Net cash provided by investing activities	-	-	-

Cash Flows from Financing Activities:
Proceeds from private placements	1,375,000	1,176,307	-
Loan to a VIE	(1,275,062)	(1,176,307)	-

Net cash provided by financing activities	99,938	-	-

Increase in cash and cash equivalents	86,838	-	-

Cash and cash equivalents at beginning of period	-	-	-
Cash and cash equivalents at end of period	$86,838	$-	$-

URBAN TEA, INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2018, 2017 AND 2016

19.	SUBSEQUENT EVENT

1.	Private placement

On December 31, 2018, Delta Technology Holdings Limited (the “Company”) entered into certain securities purchase agreement with certain non-affiliate “non-U.S. Persons” as defined in Regulation S of the Securities Act of 1933, as amended pursuant to which the Company agreed to offer and sell up to 7,500,000 of its ordinary shares, par value $0.0001 per share, at a per share purchase price of $0.55 up to an aggregate gross proceeds of four million one hundred twenty-five thousand dollars ($4,125,000). The transaction closed on January 7, 2019

The net proceeds of the Offering shall be used by the Company for working capital and general corporate purposes. The parties to the SPA have each made customary representations, warranties and covenants. The completion of the transaction contemplated by the SPA is subject to certain closing conditions including but not limited to shareholders and Nasdaq’s approval of the issuance of the Shares.

2.	Disposal of Elite

On February 9, 2019, we entered into that certain Share Purchase Agreement (“SPA” and the transaction contemplated by the SPA is referred to as the “Disposal”) with HG Capital pursuant to which HG Capital agreed to purchase Elite in exchange of cash purchase price of $1,750,000 (the “Consideration”). Elite, via its 100% owned subsidiary Delta Advanced Materials Limited, a Hong Kong corporation, which, in turn, holds all the equity interests in all the operating subsidiaries. The Disposal will close upon satisfaction of the closing conditions of the SPA, including but not limited to the approval by the Company’s shareholders of the SPA and the transactions contemplated thereunder and receipt of a fairness opinion opining on the fairness of the Disposal to the Company’s shareholders from a financial point of view.

On March 29, 2019, the shareholders of the Company approved and adopted the SPA and related transactions providing for the disposition by the Company of 100% of the outstanding capital stock of Elite Ride Limited, the Company’s wholly owned subsidiary and a business company incorporated in the British Virgin Islands with limited liability, to HG Capital Group Limited, in exchange for $1,750,000.

On April 13, 2019, the Company received the Consideration, the necessary registration with HG Capital Group Limited received the stock certificate representing all the issued and outstanding shares of Elite and other closing conditions for the Disposal were completed, including receipt of the fairness opinion. As such the Disposal completed on such date. Our current business solely consists of the specialty tea product distribution and retail business as outlined above.

3.	Change of director

On May 15, 2019, Jiehui Fan resigned her position as a director of the Board of Directors (the “Board”) and Chairwoman of the Audit Committee at Urban Tea, Inc. (the “Company”). Ms. Fan’s resignation did not result from any disagreement with the Company. On the same day, Jing Yi was appointed as a director of the Board and the Chairwoman of the Audit Committee to fill in the vacancy created by Ms. Fan’s resignation effective immediately.

4.	Registered direct offering

The Company has entered into a securities purchase agreement with certain institutional investors to purchase approximately $4.6 million worth of its ordinary shares and warrants to purchase ordinary shares in a registered direct offering.

Under the terms of the securities purchase agreement, the Company has agreed to sell 2,845,000 ordinary shares and to issue warrants to purchase up to 1,809,420 ordinary shares. The warrants will be exercisable immediately following the date of issuance for a period of five years at an exercise price of $1.86 per share. The purchase price for one ordinary share and a corresponding warrant will be $1.62. The gross proceeds to the Company from the registered direct offering are estimated to be approximately $4.6 million before deducting the placement agent’s fees and other estimated offering expenses. The registered direct offering closed on May 29, 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 10, 2019	Urban Tea, Inc.

	By:	/s/ Long Yi
Name: Long Yi
Title: Chief Executive Officer